Exhibit 99.1

Foresight Subsidiary Eye-Net Mobile Signs Agreement with Smart City Company NoTraffic Ltd.

The companies will cooperate to commercialize the Eye-Net cellular application with NoTraffic’s intelligent traffic management solution in North America.

Ness Ziona, Israel – March 30, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., has signed a collaboration agreement with NoTraffic Ltd. NoTraffic developed a novel and proprietary Autonomous Traffic Management Platform solution that solves today’s traffic challenges while unlocking mobility benefits for traffic agencies. The platform enables cities for the first time to intelligently implement their traffic policy in a seamless way and operate autonomously in order to maximize traffic flow, reduce congestion, prioritize different types of vehicles, and prevent accidents.

According to the agreement, the companies will collaborate to develop and optimize the technological abilities of Eye-Net Mobile’s cellular-based V2X accident prevention solution and NoTraffic’s intelligent traffic management solution. Following the completion of joint development, the companies will promote the integration and commercialization of the combined solution with various municipalities in North America and throughout the world. The commercialization terms and conditions will be agreed upon in the future.

Eye-Net Mobile and NoTraffic successfully collaborated in June 2018 in a trial with the city of Ashdod, Israel, which demonstrated Eye-Net Mobile’s innovative technologies and created a reliable communication channel between road users and NoTraffic’s smart infrastructure. During the trial, NoTraffic’s intelligent traffic light sent alerts to connected Eye-Net road users about cars running red lights, successfully preventing potential collisions.

“The technological collaboration between Eye-Net Mobile and NoTraffic has the potential to redefine smart infrastructures and road users’ connectivity,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “Our cooperation will enhance both products and will enable accident prevention in junctions by sharing real-time information between intelligent traffic lights and connected road users. We believe that the combined solution will be adopted by municipalities and smart cities worldwide seeking to promote smart transportation and reduce the number of accidents in urban environments.”

“While the technology surrounding us is constantly evolving and improving almost every aspect of our life, the urban environment has been neglected. Intersections are still one of the most challenging traffic bottlenecks and serve as the location for 40% of traffic accidents. NoTraffic’s technology demonstrates a significant breakthrough in the field of communications between road users and traffic infrastructure, bridging the gap between the connected and non-connected road users. Our partnership with Eye-Net Mobile allows us to harness the layer of data collected by our platform in order to provide drivers with better situational awareness of their blind spots as they approach an intersection, creating a much more efficient and safer experience for all road users,” said Tal Kreisler, CEO of NoTraffic.

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com or follow the company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement. The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost effective platform and advanced technology.

About NoTraffic

NoTraffic is the world’s first autonomous traffic management platform that solves today’s traffic challenges while unlocking advanced mobility benefits for cities. The platform optimizes traffic lights grids with smart sensors and prepares the road infrastructure for the connected and autonomous era.

The platform enables cities for the first time to intelligently implement their traffic policy in a seamless way and operate autonomously in order to maximize traffic flow, reduce congestion, prioritize different types of vehicles, and prevent accidents. For more information, visit www.notraffic.tech.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the agreement between Eye-Net Mobile and NoTraffic, that the companies will collaborate to develop and optimize their respective technologies, that following the joint development, the companies will promote the integration and commercialization of the combined solution with various municipalities in North America and throughout the world, that the commercialization terms and conditions will be agreed upon in the future, that the technological collaboration has the potential to redefine smart infrastructures and road users’ connectivity, and that the cooperation will enhance both products and enable accident prevention by sharing real-time information between intelligent traffic management solutions and connected road users, its belief that the combined solution will be adopted by municipalities and smart cities worldwide, that the partnership will allow the company to harness the layer of data collected by its platform in order to provide drivers with better situational awareness of their blind spots as they approach an intersection, creating a much more efficient and safer experience for all road users, and that Foresight estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

MS-IR

Miri Segal-Scharia

msegal@ms-ir.com

917-607-8654

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